# SEC Schedule 13D/A (Amendment No. 18) — Beneficial ownership report by holders of more than 5% of a class

Issuer: CLARION PARTNERS REAL ESTATE INCOME FUND INC., CIK 0001762562
CUSIP: 180567406
Title of class of securities: CLASS I SHARES OF COMMON STOCK $.001 PAR VALUE PER SHARE
Address of issuer's principal executive offices: 620 8th Avenue, 47th Floor, New York, New York (NY), 10018
Date of event which requires filing of this statement: 06/12/2025
Amends the filing with accession number 0000038777-25-000113
Filed by CIK 0000038777
Persons authorized to receive notices and communications: Thomas C. Merchant, One Franklin Parkway, San Mateo, California (CA), 94403, 800-632-2350

## Reporting persons
- Franklin Resources, Inc. (CIK 0000038777): type of reporting person: corporation (CO), parent holding company or control person (HC); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 24,851,458; shared voting power 0; sole dispositive power 24,191,039; shared dispositive power 0; aggregate amount beneficially owned 24,851,458 (35.7% of the class)
  Comment: 1. Consists of 14,914,371 Class I Shares of Common Stock held in a Franklin Resources, Inc. corporate account and 9,937,088 held for the benefit of fiduciary accounts managed by Franklin Resources Inc.'s investment management subsidiaries, including a fund managed by Franklin Advisers, Inc.
  
  2. Percentage represents the current beneficial ownership percentage that Franklin Resources, Inc. and its investment management subsidiaries may be deemed to beneficially own based upon 69,623,145 Class I Shares of Common Stock outstanding as of June 12, 2025. Class I Shares of Common Stock were initially transferred to Franklin Resources, Inc. for no consideration from Legg Mason, Inc. on March 12, 2021.
- Charles B. Johnson (CIK 0000936567): type of reporting person: individual (IN), parent holding company or control person (HC); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Rupert H. Johnson, Jr. (CIK 0001010261): type of reporting person: individual (IN), parent holding company or control person (HC); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Franklin Advisers, Inc. (CIK 0000898420): type of reporting person: corporation (CO), investment adviser (IA); citizenship or place of organization: California (CA); does not affirm membership in a group (box b); source of funds: working capital (WC), other (OO); sole voting power 7,867,833; shared voting power 0; sole dispositive power 7,867,833; shared dispositive power 0; aggregate amount beneficially owned 7,867,833 (11.3% of the class)

## Item 1. Security and Issuer
Title of class of securities: CLASS I SHARES OF COMMON STOCK $.001 PAR VALUE PER SHARE
Name of issuer: CLARION PARTNERS REAL ESTATE INCOME FUND INC.
Address of issuer's principal executive offices: 620 8th Avenue, 47th Floor, New York, New York (NY), 10018

## Item 2. Identity and Background
Name of person filing: This Schedule 13D is being filed by Franklin Resources, Inc., a Delaware corporation ("FRI"), Charles B. Johnson ("C. Johnson"), Rupert H. Johnson, Jr. ("R. Johnson, Jr."), and Franklin Advisers, Inc., a California corporation ("FAV", and together with FRI, C. Johnson and R. Johnson, Jr., the "Reporting Persons"). FAV is a direct wholly-owned subsidiary of FRI. C. Johnson and R. Johnson, Jr. are the principal stockholders of FRI. R. Johnson, Jr. is also the Vice Chairman of FRI and C. Johnson is an Executive Consultant to FRI. C. Johnson and R. Johnson, Jr. are citizens of the United States.
Residence or business address: The address of the principal business office of each of the Reporting Persons is One Franklin Parkway, San Mateo, California 94403-1906. The directors and principal executive officers of FRI, HoldCo, and FAV, their present principal occupations, citizenship and business addresses are listed on Exhibit C.
Present principal occupation or employment: The principal business of FRI is to act as a holding company for various subsidiaries engaged in the investment management and related services business. The principal business of HoldCo is to make investments into credit related instruments and vehicles. The principal business of FAV is investment management. The principal occupation of each of C. Johnson and R. Johnson, Jr. are listed on Exhibit C.
Criminal convictions in the last five years: During the last five years, none of the Reporting Persons, and to the best knowledge of the Reporting Persons, none of the persons listed on Exhibit C, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the last five years, none of the Reporting Persons, and to the best knowledge of the Reporting Persons, none of the persons listed on Exhibit C, was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship:
Franklin Resources, Inc.: Delaware;
Charles B. Johnson and Rupert H. Johnson, Jr.: USA;
Franklin Advisers, Inc.: California

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
The Reporting Persons have invested in the Issuer as follows:

14,914,371 Shares were acquired for a purchase price of $165,937,424, inclusive of $50,000,000 paid by Legg Mason, Inc. (now a subsidiary of FRI), from FRI's and Legg Mason, Inc.'s working capital; and

9,937,088 Shares were acquired for a purchase price of $124,729,002 for the benefit of fiduciary accounts managed by FRI's investment management subsidiaries from their working capital, including a fund managed by FAV.

In addition, on March 12, 2021 5,223 Class S Shares of Common Stock of the Issuer, 5,232 Class T Shares of Common Stock of the Issuer, and 5,251 Class D Shares of Common Stock of the Issuer were transferred for no consideration from Legg Mason, Inc. to FRI. C. Johnson and R. Johnson, Jr. do not own directly any shares of the Issuer.

## Item 4. Purpose of Transaction
Purpose of transaction:
FRI and its investment management subsidiaries, including FAV, acquired the Shares for investment and to facilitate the acquisition of the Issuer's commercial real estate investments. Depending upon overall market conditions, other investment opportunities available to the Reporting Persons, and the availability of the Shares at prices that would make the purchase or sale of the Shares desirable, the Reporting Persons may endeavor to increase or decrease their position in the Issuer through, among other things, the purchase or sale of the Shares on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable. Other factors that may affect the Reporting Persons' investment in the Shares include, without limitation, the Issuer's financial position, results, prospects and strategic direction, actions taken by the Issuer's portfolio managers, the price levels of the Shares, conditions in the securities markets and general economic and industry conditions.

Except as described above, none of FRI and its investment management subsidiaries, and none of any of the other Reporting Persons covered by this Schedule 13D, currently has any plans or proposals that relate to or would result in any of the actions described in paragraphs (a) through (j) of the instructions to Item 4 of Schedule 13D, or any present plans or intentions to acquire or dispose of any securities of the Issuer. The Reporting Persons may at any time review, reconsider and change their position and/or change their purpose and/or develop such plans or proposals.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: 24,851,458 or 35.7%
Number of shares as to which each person has sole or shared power to vote or dispose:
Sole power to vote or to direct the vote of the Shares:
Franklin Resources, Inc.: 14,914,371
Charles B. Johnson: 0
Rupert H. Johnson, Jr.: 0
Franklin Advisers, Inc.: 7,867,833
Fiduciary Trust Company International: 2,069,255

Shared power to vote or to direct the vote of the Shares: 0

Sole power to dispose or to direct the disposition of the Shares:
Franklin Resources, Inc.: 14,914,371
Charles B. Johnson: 0
Rupert H. Johnson, Jr.: 0
Franklin Advisers, Inc.: 7,867,833
Fiduciary Trust Company International: 1,408,835

Shared power to dispose or to direct the disposition of the Shares: 0
Transactions in the class effected during the past sixty days:
The purchase of Shares described below were made in the open market on The Nasdaq Stock Market LLC for the benefit of fiduciary accounts managed by Fiduciary Trust Company International:

Date of Transactions Number of Shares Price Per Share in USD
4/29/2025 9,270 11.61
5/01/2025 63,738 11.55
5/05/2025 6,600 11.56
5/08/2025 95 11.56
5/12/2025 10,813 11.57
5/13/2025 216 11.57
5/14/2025 8,643 11.57
5/15/2025 17,321 11.58
5/16/2025 6,450 11.58
6/10/2025 4,340 11.52
6/12/2025 1,241 11.52

Repurchase through tender offer by Issuer:

Date of Transactions Number of Shares Price Per Share in USD
5/02/2025 882,166 11.58
5/02/2025 3,157 11.61
5/02/2025 20,433 11.62
5/02/2025 14,680 11.66
Other persons with the right to receive dividends or sale proceeds: The clients of FRI's investment management subsidiaries, including investment companies registered under the Investment Company Act of 1940 and other managed accounts, have the right to receive or power to direct the receipt of dividends from, and the proceeds from the sale of, the securities reported herein. Franklin Income Fund, a series of Franklin Custodian Funds, an investment company registered under the Investment Company Act of 1940, has an interest in 7,867,833 shares, or 11.3%, of the class of securities reported herein.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not Applicable

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: Not Applicable

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit A: Joint Filing Agreement
Exhibit B: Item 5 Ownership
Exhibit C: Principal Executive Officers and Directors of FRI, HoldCo, and FAV (incorporated by reference to Schedule 13D/A No. 11 filed on December 6, 2024)

EXHIBIT A: JOINT FILING AGREEMENT
In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing with each other of the attached statement on Schedule 13D and to all amendments to such statement and that such statement and all amendments to such statement are made on behalf of each of them.

IN WITNESS WHEREOF, the undersigned have executed this agreement on the date of the signing of this filing.

Franklin Resources, Inc.
Charles B. Johnson
Rupert H. Johnson, Jr.
Franklin Advisers, Inc.

By:/s/THOMAS C. MANDIA
Thomas C. Mandia
Assistant Secretary of Franklin Resources, Inc.
Attorney in Fact for Charles B. Johnson pursuant to Power of Attorney
Attorney in Fact for Rupert H. Johnson, Jr. pursuant to Power of Attorney
Assistant Secretary of Franklin Advisers, Inc.

Acknowledgment pursuant to Rule 13d-1(b)(1)(iii)
Franklin Custodian Funds on behalf of Franklin Income Fund

By:/s/TARA GORMEL
Tara Gormel
Vice President and Assistant Secretary of Franklin Custodian Funds

Exhibit B: Item 5 Ownership
FRI is filing this report for itself and its affiliates, except as set forth herein. FRI and its investment management subsidiaries may be deemed to beneficially own the Shares for which such investment management subsidiaries are the investment adviser for purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the "Act"). In addition, FAV may be deemed to beneficially own the Shares in its capacity as the investment adviser to Franklin Income Fund, a series of Franklin Custodian Funds, an investment company registered under the Investment Company Act of 1940 ("Franklin Income Fund"), pursuant to an investment management contract that grants investment and/or voting power to FAV. When an investment management contract (including a sub-advisory agreement) delegates to FAV investment discretion or voting power over the securities held in the investment advisory accounts that are subject to that agreement, FRI treats FAV as having sole investment discretion or voting authority, as the case may be, unless the agreement specifies otherwise.

Beneficial ownership by FRI and its affiliates is being reported herein in conformity with the guidelines articulated by the SEC staff in Release No. 34-39538 (January 12, 1998) (the "1998 Release ") relating to organizations, such as FRI, where related entities exercise voting and investment powers over the securities being reported independently from each other. The voting and investment powers held by each of FRI's affiliates whose ownership of securities is disaggregated from that of FRI in accordance with the 1998 Release ("FRI Disaggregated Affiliates") are exercised independently from FRI and from all other investment management subsidiaries of FRI (FRI, its affiliates and the investment management subsidiaries of FRI other than FRI Disaggregated Affiliates are collectively, "FRI Aggregated Affiliates"). Furthermore, internal policies and procedures of, on the one hand, FRI Disaggregated Affiliates, and, on the other hand, FRI, establish informational barriers that prevent the flow among, on the one hand, FRI Disaggregated Affiliates (including preventing the flow between such entities), and, on the other hand, the FRI Aggregated Affiliates, of information that relates to the voting and investment powers over the securities owned by their respective investment management clients. Consequently, FRI Disaggregated Affiliates report the securities over which they hold investment and voting power separately from the FRI Aggregated Affiliates for purposes of Section 13 of the Act.

C. Johnson and R. Johnson, Jr. (the "Principal Shareholders") may each own in excess of 10% of FRI's outstanding common stock and are the principal stockholders of FRI (see FRI's Proxy Statement-Stock Ownership of Certain Beneficial Owners). The Principal Shareholders may be deemed to be, for purposes of Rule 13d-3 under the Act, the beneficial owners of the Shares. FRI, FAV, and the Principal Shareholders disclaim any pecuniary interest in any of the Shares. In addition, the filing of the Schedule 13D on behalf of FRI and the Principal Shareholders should not be construed as an admission that any of them is, and each disclaims that it or he is, the beneficial owner, as defined in Rule 13d-3, of any of the Shares.

FRI, FAV, and the Principal Shareholders believe that they are not a "group" within the meaning of Rule 13d-5 under the Act and that they are not otherwise required to attribute to each other the beneficial ownership of the Shares held by any of them.

## Signatures
- Franklin Resources, Inc.: /s/THOMAS C. MANDIA, Thomas C. Mandia, Assistant Secretary of Franklin Resources, Inc. (06/13/2025)
- Charles B. Johnson: /s/THOMAS C. MANDIA, Attorney in Fact for Charles B. Johnson pursuant to Power of Attorney (06/13/2025)
- Rupert H. Johnson, Jr.: /s/THOMAS C. MANDIA, Attorney in Fact for Rupert H. Johnson, Jr. pursuant to Power of Attorney (06/13/2025)
- Franklin Advisers, Inc.: /s/THOMAS C. MANDIA, Thomas C. Mandia, Assistant Secretary of Franklin Advisers, Inc. (06/13/2025)
Comment: LIMITED POWERS OF ATTORNEY FOR SECTION 13 AND 16REPORTING OBLIGATIONS (incorporated by reference to Schedule 13D/A No. 12 filed on December 30, 2024)